SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

3 February, 2012

BP Board Changes

The Board of BP p.l.c. announced today that Professor Dame Ann Dowling will join the Board as a non-executive director with immediate effect. Dame Ann is the Head of the Department of Engineering at the University of Cambridge where she is Professor of Mechanical Engineering.  Dame Ann has held visiting posts at MIT and Caltech and has had strong links with industry throughout her career.

It was further announced that Sir William Castell has decided not to stand for re-election at the Company's Annual General Meeting on April 12, 2012. Sir William will have served on the Board for nearly six years. Sir William handed the Chair of the Safety, Ethics & Environment Assurance Committee to Paul Anderson in December 2011.

Andrew Shilston will succeed Sir William as the Senior Independent Director and will be available to shareholders as necessary. He will work closely with Antony Burgmans who, given his length of service on the Board, will respond to any internal board matters.

In addition there are the following changes to Board Committee membership with immediate effect. Andrew Shilston will join and Ian Davis will stand down from the Audit Committee. Dame Ann will join the Safety, Ethics & Environment Assurance Committee. Admiral Skip Bowman will join the Gulf of Mexico Committee.

BP Chairman Carl-Henric Svanberg said: "Bill Castell has given exceptional service to the Board of BP and its shareholders over some six years. He has made a substantial contribution to the Board, not least as Chair of the Safety, Ethics & Environment Assurance Committee. The last two years have been a difficult time for BP. Bill has devoted all the time that was asked of him and more in the service of the Board and the Company. I speak for the whole Board when I thank him sincerely for all he has done.

"I welcome Ann Dowling to the Board. Ann has a strong academic and engineering background and I look forward to her contribution to our discussions."

BP Group Chief Executive Bob Dudley said: "I want to thank Bill on behalf of the management team for all that he has done in supporting us in our work to further embed safety as the number one priority in BP. He has been tireless in that support both in the UK and in the visits which he has made to our sites across the world."

Dame Ann Dowling

Ann Dowling is Head of Department of Engineering at the University of Cambridge where she is Professor of Mechanical Engineering. She has held visiting posts at MIT (Jerome C Hunsaker Visiting Professor 1999) and at Caltech (Moore Distinguished Scholar 2001).

Ann Dowling's research is primarily in the fields of combustion, fluid mechanics, vibration and noise, and is aimed primarily at the transport and energy sectors. She is one of the founders of the Energy Efficient Cities initiative in Cambridge. Ann Dowling is chairman to the University Gas Turbine Partnership (UGTP) with Rolls-Royce in which a range of technologies are researched for the next generations of aero and industrial gas turbines. She was UK lead of the Silent Aircraft Initiative, a collaboration between researchers at Cambridge and MIT, which led to the development of a conceptual design for a novel, ultra-low noise, fuel-efficient aircraft that has helped set the scene for NASA's long-term vision.

She is a Chartered Engineer, Fellow of the Royal Society, Royal Academy of Engineering, Foreign Member of the US National Academy of Engineering, and of the French Academy of Sciences. She has an Honorary ScD degree from Trinity College Dublin and an Honorary Fellowship from the Institution of Mechanical Engineers. Ann has served on a number of industry and government advisory bodies. She chaired the Royal Society/Royal Academy of Engineering study on Nanotechnology and is chairing the Physical Sciences, Engineering and Mathematics Panel in the Research Excellence Framework - the UK government's review of research in universities. She was appointed CBE by the Queen for services to Mechanical Engineering in 2002, and DBE for services to Science in 2007.

Further information:

Photographs of Dame Ann Dowling are available from the BP press office.

BP press office: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary